Exhibit 99.4

To Shareholders of Subsea 7 S.A.

Our ref.	Date
Registrars Department/ij	Oslo, April 19, 2011

SUBSEA 7 S.A.
VOTING ANNUAL GENERAL MEETING MAY 27, 2011

Your holding of Common Shares of Subsea 7 S.A. is registered in The Norwegian Central Securities Depository (Verdipapirsentralen - the “VPS”). If you wish to vote at this Annual General Meeting you may either attend in person at the said general meeting or you may execute the enclosed proxy card and return it to us.

You are encouraged to specify your choice by marking the appropriate boxes on the enclosed proxy card. When properly executed, the proxy will be voted in the manner directed therein or, if no direction is indicated, will be voted “for” the proposals.

Enclosed, please find a return envelope for your proxy card. In order for your shares to be voted based on your executed proxy card, the card has to be received by DnB NOR Bank ASA, Registrars Department, Oslo, not later than May 23, 2011, 12:00 hours Central European Time.

Yours sincerely,
for DnB NOR Bank ASA
Registrars Department

Irene Johansen

DnB NOR Bank ASA   Office Stranden 21, Oslo   Postal address NO-0021 Oslo, Norway
Telephone +47 91 50 30 00   Fax +47 22 94 90 20   www.dnbnor.no   Register of Business Enterprises NO 984 851 006 MVA